UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                                 Bitstream, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                   091736108
                                 (CUSIP Number)


                                 Andrew M. Troop
                           Hutchins, Wheeler & Dittmar
              101 Federal Street, Boston, MA 02110 (617) 951-6600

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 25, 2001

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.  091736108

1    NAME OF REPORTING PERSON - Bell Lane, LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
         51-0380629
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [X]
                                                           (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
          WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
         [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

                                                7.    SOLE VOTING POWER
                                                        265,000
NUMBER OF
SHARES                                          8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                                            9.    SOLE DISPOSITIVE POWER
REPORTING                                               265,000
PERSON WITH
                                               10.    SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         265,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.3%

14.     TYPE OF REPORTING PERSON

         OO

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.  091736108

1.       NAME OF REPORTING PERSON - Kevin G. Curran

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON -
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [X]
                                                           (b) [ ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)         [   ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

                                               7.    SOLE VOTING POWER
                                                       66,750
NUMBER OF
SHARES                                         8.    SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH                                           9.    SOLE DISPOSITIVE POWER
REPORTING                                              66,750
PERSON WITH
                                              10.    SHARED DISPOSITIVE POWER

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         66,750

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            [   ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.8%

14.      TYPE OF REPORTING PERSON

         IN

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 hereby amends and supplements the Statement on
Schedule 13D and Amendment No.1 to Schedule 13D, relating to the Class A Common Stock, $.01 par value per share (the "Shares") of Bitstream, Inc., a Delaware corporation (the "Company"), as previously filed by the Reporting Persons, consisting of Bell Lane, LLC and Kevin G. Curran. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed thereto in the
Schedule 13D. The sole reason this Amendment No. 2 is being filed is to reflect the decrease in ownership of Shares by the Reporting Persons.

         Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

Bell Lane, LLC.

     (a)- (b) Bell Lane, LLC is the beneficial owner of 265,000 Shares, or 3.3% of the outstanding Shares of the Company. Bell Lane, LLC has sole voting and dispositive power with respect to 265,000 Shares.

Kevin G. Curran.

     (a)- (b) Mr. Curran is the beneficial owner of 66,750 Shares, or 0.8% of the outstanding Shares of the Company. Mr. Curran has sole voting and dispositive power with respect to 66,750 Shares. Mr. Curran has a 0.01% membership interest in Bell Lane, LLC which owns 265,000 Shares. Mr. Curran expressly disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest in Bell Lane, LLC.

                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

                                   BELL LANE, LLC



                               By: /s/Claudine Curran
                                  -------------------------------------------
                                  Name:  Claudine Curran
                                  Title:   Managing Member


                                  KEVIN G. CURRAN

                                  /s/Kevin G. Curran
                                  Kevin G. Curran